Filed by Alexion Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Alexion Pharmaceuticals, Inc.
(Commission File No. 000-27756)
Date: April 1, 2021

On April 1, 2021, Alexion sent the following communication to all Alexion employees:

Introducing the Transition Planning “Roadmap”: A Message from Aradhana Sarin and Marc Dunoyer

As our teams continue to progress the transition planning process toward Alexion’s Next Chapter, we understand and appreciate that you have questions. It’s our hope and intent to bring you answers as swiftly as is possible and appropriate to do so.

In keeping with that, we have prepared a “Roadmap” that provides a high-level snapshot of what information we will be able to share and when to expect it.  In addition, this Roadmap outlines our ambition for sharing more about AstraZeneca’s stated values, science, culture – and the many ways the Company is pushing the boundaries of science to deliver life-changing medicines to patients.

You will notice that the Roadmap is organized in phases – before the shareholder vote, after the shareholder vote, and after the deal closes – and corresponds to the decisions and information that can be shared in these phases.  A few things have been shared already – for example the decision to retain the Alexion brand, which will be known as ‘Alexion, The AstraZeneca Rare Disease Unit’ after closing.

Another exciting new piece of information is that, pending our agreement closing, Alexion will also remain the Marketing Authorization Holder (MAH) for all launched products or products in late-stage clinical phases of development. This honors the legacy of the business unit, while significantly reducing the logistical and administrative work required to transfer the current portfolio.  Our plan is for AstraZeneca to be the MAH for future projects and the sponsor for all products currently in preclinical phase. We will assess the early clinical pipeline for opportunities to switch where it is sensible and practical to do so.

We look forward to sharing Next Chapter updates along the way, and to remaining in frequent communication. In the meantime, thank you for the work you do every day on behalf of patients with rare disease.

Sincerely,

Aradhana Sarin
Executive Vice President, Chief Financial Officer, Alexion

Marc Dunoyer
Executive Director and Chief Financial Officer, AstraZeneca

AstraZeneca’s acquisition of Alexion remains subject to customary closing conditions.  Until the transaction closes, AstraZeneca and Alexion continue to operate as independent entities.

Additional Information and Where to Find It

In connection with the proposed transaction, AstraZeneca PLC (“AstraZeneca”) filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) on February 19, 2021.  The registration statement includes a preliminary proxy statement of Alexion that also constitutes a preliminary prospectus of AstraZeneca.  The registration statement has not yet become effective.  Each of Alexion and AstraZeneca may also file other relevant documents with the SEC regarding the proposed transaction.  This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Alexion or AstraZeneca may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Alexion.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Alexion, AstraZeneca and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Alexion will be available free of charge on Alexion’s website at http://www.alexion.com or by contacting Alexion’s Investor Relations Department by email at InvestorRelations@alexion.com.  Copies of the documents filed with the SEC by AstraZeneca will be available free of charge on AstraZeneca’s website at https://www.astrazeneca.com/investor-relations.html or by contacting AstraZeneca’s Investor Relations department by email at global-mediateam@astrazeneca.com.

Participants in the Solicitation

Alexion, AstraZeneca, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Alexion’s stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Alexion stockholders in connection with the proposed mergers, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about Alexion’s directors and executive officers is available in Alexion’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020, Alexion’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on February 16, 2021, and other documents subsequently filed by Alexion with the SEC.  Information about AstraZeneca’s directors and executive officers is available in AstraZeneca’s Form 20-F filed with the SEC on February 16, 2021, and other documents subsequently filed by AstraZeneca with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Alexion’s and AstraZeneca’s control.  Statements in this communication regarding Alexion, AstraZeneca and the combined company that are forward-looking, including anticipated benefits of the proposed transaction, the impact of the proposed transaction on Alexion’s and AstraZeneca’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Alexion’s and AstraZeneca’s control.  These factors include, among other things, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter.  Additional information concerning these risks, uncertainties and assumptions can be found in Alexion’s and AstraZeneca’s respective filings with the SEC, including the risk factors discussed in Alexion’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in AstraZeneca’s most recent Annual Report on Form 20-F and in each company’s future filings with the SEC.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that:  a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AstraZeneca is unable to achieve the synergies and value creation contemplated by the proposed acquisition; AstraZeneca is unable to promptly and effectively integrate Alexion’ s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Alexion, AstraZeneca or the combined company; Alexion, AstraZeneca or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Alexion or AstraZeneca or on Alexion’s or AstraZeneca’s operating results.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Alexion or AstraZeneca.  Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Alexion or AstraZeneca, AstraZeneca’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.  You are cautioned not to rely on Alexion’s and AstraZeneca’s forward-looking statements.  These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements.  Neither Alexion nor AstraZeneca assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.